UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Sorrento Tech, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

83587V 108
(CUSIP Number)
OrbiMed Advisors LLC
OrbiMed Capital GP III LLC

601 Lexington Avenue, 54th Floor
New York, NY 10022
Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 24, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 83587V 108
1	NAME OF REPORTING PERSON OrbiMed Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 571,428*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 571,428*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 571,428*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.24%†
14	TYPE OF REPORTING PERSON (See Instructions) IA
__________
*	Includes 571,428 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”).

†
This percentage is calculated based on 5,005,889 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017, and includes 571,428 Shares subject to currently exercisable Warrants.

CUSIP No. 83587V 108
1	NAME OF REPORTING PERSON OrbiMed Capital GP III LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 566,037*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 566,037*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,037*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.16%†
14	TYPE OF REPORTING PERSON (See Instructions) OO
__________
*	Includes 566,037 shares of the Issuer’s Common Stock (the “Shares”) underlying warrants (the “Warrants”).

†
This percentage is calculated based on 5,005,889 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q, filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2017, and includes 566,037 Shares subject to currently exercisable Warrants.

Item 1. Security and Issuer

This Amendment No. 8 (“Amendment No. 8”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Capital GP III LLC and Samuel D. Isaly originally filed with the Securities and Exchange Commission (the “SEC”) on July 16, 2014 (the “Statement”) and amended by Amendment No. 1 thereto filed with the SEC on September 23, 2016, Amendment No. 2 thereto filed with the SEC on November 14, 2016, Amendment No. 3 filed with the SEC on February 7, 2017, Amendment No. 4 filed with the SEC on August 23, 2017, Amendment No. 5 filed with the SEC on September 28, 2017, Amendment No. 6 filed with the SEC on October 2, 2017, and Amendment No. 7 filed with the SEC on October 5, 2017.  The Statement relates to the common stock, par value $0.001 per share, of Sorrento Tech, Inc. (formerly known as Roka Biosciences, Inc.) (the “Shares”), a corporation organized under the laws of the State of Delaware (the “Issuer”), with its principal executive offices located at 20 Independence Boulevard, Warren, New Jersey 07059.  The Shares are listed on the NASDAQ Global Market under the ticker symbol “ROKA.” Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 8 is being filed to report that Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Shares.

Item 2 of the Statement is amended to read in full as set forth below.

Item 2. Identity and Background

(a)           This Statement is being filed by OrbiMed Advisors LLC (“Advisors”), a limited liability company organized under the laws of Delaware, and OrbiMed Capital GP III LLC (“GP III”), a limited liability company organized under the laws of Delaware (collectively, the “Reporting Persons”).

(b) – (c), (f) Advisors, a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the sole general partner of OrbiMed Associates III (“Associates III”) and the sole managing member of GP III, which is the sole general partner of OrbiMed Private Investments III, LP (“OPI III”), which holds warrants to purchase Shares of the Issuer (the “Warrants”), as described herein.  Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

GP III has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of Advisors and GP III are set forth on Schedules I and II, attached hereto.  Schedules I and II set forth the following information with respect to each such person:

(i)	name;

(ii)	business address;

(iii)	present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;

(iv)	citizenship.

(d) – (e) During the last five years, neither the Reporting Persons nor any Person named in Schedule I or II have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5 of the Statement is amended to read in full as set forth below.

Item 5. Interest in Securities of the Issuer

(a)-(b)   As of the date of this filing, the Reporting Persons may be deemed, for purposes of Rule 13d-3 of the Act, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of certain Shares underlying Warrants.  As of the date of this filing, none of the Reporting Persons beneficially owns any outstanding Shares.  Based upon information contained in the Issuer’s Form 10-Q, filed with the SEC on November 13, 2017, the Shares underlying Warrants deemed to be indirectly beneficially owned by GP III constitute approximately 10.16% of the issued and outstanding Shares (assuming exercise of such Warrants), and the Shares underlying Warrants deemed to be indirectly beneficially owned by Advisors constitutes approximately 10.24% of the issued and outstanding Shares (assuming exercise of such Warrants).  Advisors, pursuant to its authority as the sole managing member of GP III, which is the sole general partner of OPI III, and as the sole general partner Associates III, may be deemed to indirectly beneficially own the Shares underlying Warrants held by OPI III and Associates III.  GP III, pursuant to its authority as the general partner of OPI III, may be deemed to indirectly beneficially own the Shares underlying Warrants held by OPI III.  As a result, Advisors and GP III share the power to direct the vote and the disposition of the Shares underlying Warrants held by OPI III, and Advisors has the power to direct the vote and the disposition of the Shares underlying Warrants held by Associates III.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI III and Associates III.

(c)            The Reporting Persons have not effected any transactions in the Shares during the past sixty (60) days.

(d)           Not applicable.

(e)           As of January 24, 2018, Samuel D. Isaly, who was previously identified as a reporting person, has ceased to be the beneficial owner of more than five percent of the outstanding Shares.

The first paragraph of Item 6 of the Statement is amended to read in full as follows.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5, GP III is the sole general partner of OPI III, pursuant to the terms of the limited partnership agreement of OPI III.  Advisors is the sole managing member of GP III, pursuant to the terms of the limited liability company agreement of GP III.  Advisors is also the sole general partner of Associates III, pursuant to the terms of the limited partnership agreement of Associates III.  Pursuant to these agreements and relationships, Advisors and GP III have shared discretionary investment management authority with respect to the assets of OPI III.  Such authority includes the power of GP III to vote and otherwise dispose of securities purchased by OPI III.  Advisors also has discretionary investment management authority with respect to the assets of Associates III and, as a result, has the power to direct the vote and disposition of the securities of the Issuer held by Associates III.   The number of outstanding Shares held by OPI III is zero, and the number of Warrants held by OPI III is 566,037. The number of outstanding Shares held by Associates III is zero and the number of Warrants held of record by Associates III is 5,391. Advisors may be considered to hold indirectly 571,428 Warrants, and GP III may be considered to hold indirectly 566,037 Warrants.

Item 7. Materials to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP III LLC.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 26, 2017

OrbiMed Advisors LLC

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

OrbiMed Capital GP III LLC

By:	OrbiMed Advisors LLC its managing member

By:	/s/ Jonathan T. Silverstein
	Name:	Jonathan T. Silverstein
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Sven H. Borho
	Name:	Sven H. Borho
	Title:	Member of OrbiMed Advisors LLC

By:	/s/ Carl L. Gordon
	Name:	Carl L. Gordon
	Title:	Member of OrbiMed Advisors LLC

Schedule I

The name and present principal occupation of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below.  Unless otherwise noted, each of these persons are United States citizens and have as their business address 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation
Samuel D. Isaly	Managing Member	Managing Member OrbiMed Advisors LLC
Carl L. Gordon	Member	Member OrbiMed Advisors LLC
Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC
Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC
W. Carter Neild	Member	Member OrbiMed Advisors LLC
Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC
Evan D. Sotiriou	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

Schedule II

The business and operations of OrbiMed Capital GP III LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth on Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC and OrbiMed Capital GP III LLC.